UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE

For the month of May 10, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signe on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: May 10, 2002

By: [signature]

Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

A Publicly Held Company
CNPJ/MF nº 33.000.167/0001-01
NIRE nº 33300032061

NOTICE OF SHAREHOLDERS' MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS invites the Company's shareholders to attend the extraordinary general shareholders' meeting at 3 p.m., June 10, 2002, in the Auditorium of the Company's headquarters, Avenida República do Chile, 65, 1st Floor, Rio de Janeiro, pursuant to Article 122, Item I of Law No. 6,404 of December 15, 1976, and Article 40, Item I of the Company's By-laws, to resolve the following issues:

I- Revise the Company's By-Laws to:
a) add language to Article 3 to conform to Article 26 of Law No. 10,438 of April 26, 2002, which authorizes a change in the Company's objectives;
b) amend Paragraphs 1, 2 and 3, and add Paragraph 5 to Article 4, relating to the share capital; aiming at obtain more flexible access to capital markets.
c) amend Articles 6, 14, 15 and 40, Item II, to conform to the changes previously proposed;
d) amend the language in Articles 1 and 29, Item VIII, and in Article 35, Item II;

II- authorize the public issuance, in Brazil or internationally, of debentures and other securities that are convertible into preferred shares in an aggregate principal amount of up to R$2,500,000,000.00 (two billion five-hundred million reais), in as many as 10 (ten) series, during the period of 24 (twenty-four) months from the date of the shareholders' meeting, and delegate to the Company's Board of Directors the authority to resolve the issues set forth in Items VI and VIII of Article 59 of Law No. 6,404/76; and

The proposed Company's By-Laws, the subject of this Extraordinary General Meeting are available to Shareholders at the Company's head office at Avenida República do Chile, 65- Room 401-E (Suporte ao Acionista) in this city of Rio de Janeiro.

To be represented in the extraordinary general shareholders' meeting, a shareholder must follow the procedures set forth in Article 126 of the Brazilian Corporate Law, or Lei de Sociedades por Ações, and in Article 13 of the Company's By-Laws, attending either in person or by proxy, at Room 401-E (Suporte ao Acionista), of Petrobras' headquarters, at 5 p.m., on June 11, 2002.

Rio de Janeiro, May 10 2002.

Signed by

Pedro Pullen Parente
President of the Board of Directors